UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Issuance of Class A Ordinary Shares to Key Personnel.

On August 17, 2026, the Board of Directors of Mobile-health Network Solutions (the “Company”) approved the allotment and issuance of an aggregate of 1,120,000 Class A ordinary shares of the Company to 39 key personnel of the Company as part of their remuneration packages in fiscal year 2027. The shares are subject to share transfer restrictions as set out in a deed of undertaking entered into by such key personnel.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: August 18, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer and Chairman